DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

05003113

January 18, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/18/2005

Re: General Electric Company
Incoming letter dated December 10, 2004

Dear Mr. Mueller:

This is in response to your letter dated December 10, 2004 concerning the shareholder proposal submitted to GE by David I. Caplan. We also have received two letters from the proponent dated December 17, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 04 2005
THOMSON FINANCIAL

Enclosures

cc: David I. Caplan
247 SE 3rd Avenue
Delray Beach, FL 33483

40545

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

December 10, 2004

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of David Caplan*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a shareowner proposal and a statement in support thereof (the "Proposal") received from David Caplan (the "Proponent"). The Proposal states: "Resolved: No funds shall be expended by GE for advertising in any TV or radio station or newspaper, brought to GE's attention, that carries any statement advocating firearm control legislation." The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from the 2005 Proxy Materials on the bases set forth below, and we respectfully request that the Staff concur in our view that:

I. **The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters relating to GE's ordinary business operations;**

II. **The Proposal is vague and indefinite and thus is excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6); and**

III. The Proposal is excludable or should be revised under Rule 14a-8(i)(1) as the proposal is not a proper subject for action by shareowners under the laws of New York.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of GE's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2005 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to GE only.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals With Matters Related to GE's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a company may omit a shareowner proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The Staff has issued no-action relief under Rule 14a-8(i)(7) (and its predecessor Rule 14a-8(c)(7)) with respect to numerous proposals relating to the manner in which companies advertise and market their products. Consistent with these previous Staff decisions, we believe that the Proposal may be omitted from GE's 2005 Proxy Materials pursuant to Rule 14a-8(i)(7) because it proposes to restrict the TV stations, radio stations and newspapers where GE can advertise and market its products.

As explained by the Commission in 1998, the ordinary business exclusion under Rule 14a-8(i)(7) is premised, in part, on the idea that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 40,018 (avail. May 21, 1998). GE's advertising and marketing decisions result from a complex process that considers business objectives, target audiences, competitors' products and marketing efforts and creative matters. These decisions are predicated on GE's knowledge and understanding of the marketplace and consumer and market research regarding that marketplace. Moreover, this type of information generally is not available to shareowners. Accordingly, these advertising decisions cannot, "as a practical matter, be subject to direct shareholder oversight." *Id.*

Consistent with this view, the Staff has concurred that shareowner proposals seeking to regulate the manner in which a company advertises its products are excludable because they implicate ordinary business matters. For example, in *Hershey Foods Corporation* (avail. Dec. 27, 1989), the proponent requested that the company direct its advertising agency to discontinue advertising the company's products on MTV following the company's sponsorship

of an allegedly sexually explicit video. The Staff concurred that this proposal was excludable under the predecessor to Rule 14a-8(i)(7) as the proposal related to the company's ordinary business operations. *See also General Mills, Inc.* (avail. July 14, 1992) (granting no-action relief for a proposal prohibiting the company from advertising its products on television programs that are insulting to any racial, ethnic or religious group); and *General Mills, Inc.* (avail. June 20, 1990) (granting no-action relief for a proposal prohibiting the company from advertising the company's products on programs that encourage homosexuality or pornography).

As with the letters discussed above, this Proposal would prevent GE from advertising its products and services in a medium that includes statements advocating a particular position on a social issue. Specifically, the Proposal would prevent GE from advertising on any television station, on any radio station or in any newspaper that "carries any statement advocating firearm control legislation." However, the letters discussed above demonstrate that the Staff consistently has concurred that proposals seeking to limit a company's advertising to mediums that advocate certain social positions implicate the "ordinary business" exclusion.

More generally, the Staff has also consistently concurred that proposals relating to the nature of a company's advertising, marketing and promotions concern the ordinary course of business operations and are excludable under Rule 14a-8(i)(7). Thus, the Staff has permitted proposals seeking to regulate advertising to be excluded under Rule 14a-8(i)(7). For example, in *Exelon Corporation* (avail. Feb. 18, 2003) the Staff concurred that a proposal requesting that "all shareholders have a vote for any future promotions" implicated the company's ordinary business operations. *See also CBRL Group, Inc.* (avail. Aug. 28, 2001) (proposal requesting that the board of directors acquire a song and music to use in advertising the company's products); *J.C. Penney Co., Inc.* (avail. Mar. 30, 2000) (proposal to regulate content of company advertising); *The Quaker Oats Company* (avail. Mar. 16, 1999) (proposal requesting the formation of an employee committee to review advertising for content that "demeans or slanders any people based on race, ethnicity or religion"); and *Kellogg Company* (avail. Feb. 3, 1989) (proposal seeking to dictate the manner in which a company advertises its products).

Each of these no-action letters makes clear that proposals that attempt to regulate the manner or method of a company's advertising are excludable because they relate to a company's ordinary business operations. Similar to these letters, this Proposal would clearly restrict the manner and method of GE's advertising by limiting the medium in which GE would be permitted to advertise. Accordingly, because the Proposal seeks to dictate the manner in which GE advertises its products and services, the Proposal may be excluded under Rule 14a-8(i)(7) as dealing with GE's ordinary business operations.

II. The Proposal is Vague and Indefinite and Thus Is Excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Rule 14a-8(i)(3) allows the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations

(including Rule 14a-9). We believe that the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements. In addition, we believe that the Proposal is excludable under Rule 14a-8(i)(6) because GE is unable to determine what actions would be required by the Proposal and, thus, lacks the power to implement the Proposal.

The Staff has consistently taken the position that vague and indefinite shareowner proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonably certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

The Proposal is inherently vague and misleading in three respects. First, it is unclear what standard is intended by the reference to any "TV or radio station or newspaper, brought to GE's attention, that carries any statement advocating firearm control legislation." For example, as GE reported in its Form 10-K for the fiscal year ended December 31, 2003, GE and its consolidated affiliates employed 305,000 persons worldwide. It is unclear whether any such "TV or radio station or newspaper" would be "brought to GE's attention," as contemplated by the Proposal, if any of these 305,000 employees learned of it. Moreover, it is unclear whether this phrase suggests that GE would have an obligation to research whether any "TV or radio station or newspaper" where GE intended to advertise had ever carried such a statement. Second, the Proposal's reference to "any statement advocating firearms control legislation" is similarly vague and indefinite. The Proposal would place GE in the position of determining (a) whether a statement "advocated" for such legislation, and (b) whether certain legislation could be viewed as supporting "firearms control." Finally, it is unclear whether the Proposal's use of the word "carries" suggests that the Proposal applies only to television stations, radio stations and newspapers that carry such advertising at the same time GE intends to also advertise or instead if those mediums have ever carried such advertisements.

The supporting statements in the Proposal fail to clarify these material ambiguities. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the shareholders at large to comprehend precisely what the proposal would entail."). As a result of these vague and indefinite provisions in the Proposal, the Proposal is excludable under Rule 14a-8(i)(3).

The Proposal also may be properly excluded pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992). Because it would be impossible for GE to determine what action should be taken under the Proposal, the Proposal also may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(6).

III. The Proposal May Be Excluded or Should Be Revised under Rule 14a-8(i)(1) Because the Proposal Is Not a Proper Subject for Action by Shareowners under the Laws of the State of New York.

We believe that GE may exclude the Proposal under Rule 14a-8(i)(1) because, unless the Proponent revises the Proposal, the Proposal is not a proper subject for action by shareowners under the laws of New York, the jurisdiction of GE's incorporation. The Proposal is phrased in mandatory rather than precatory language, and would therefore require GE to take certain actions. Specifically, the Proposal states, "[n]o funds shall be expended by GE for advertising in any TV or radio station or newspaper, brought to GE's attention, that carries any statement advocating firearm control legislation." Accordingly, the Proposal would require GE to perform specific actions, leaving no discretion in the matter to GE's Board of Directors.

Section 701 of the New York Business Corporation Law provides that, in the absence of a specific provision in a company's certificate of incorporation giving the power directly to the shareowners, a New York corporation's business and affairs are to be managed under the direction of its board of directors. Neither GE's Certificate of Incorporation nor By-Laws contains such a provision.

The note to paragraph (i)(1) under Rule 14a-8(i)(1) states, in pertinent part, that, "[d]epending upon the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." In addition, Staff Legal Bulletin No. 14 ("SLB No. 14") (avail. July 13, 2001) states: "[w]hen drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)."

The Staff has consistently concurred that a shareowner proposal mandating or directing a company's board of directors to take certain action is inconsistent with the authority granted to a board of directors under state law and violative of Rule 14a-8(i)(1) unless amended by the proponent to make them precatory. *See, e.g., Phillips Petroleum Co.* (avail. Mar. 13, 2002) (stating that a shareowner proposal requiring a formula limiting increases in certain executives' salaries may be omitted from the company's proxy material under Rule 14a-8(i)(1). The Staff

also previously has agreed that mandatory proposals contradict the authority vested in directors under the New York Business Corporation Law. *See, e.g., International Paper* (avail. Mar. 1, 2004) (permitting the company to exclude a proposal prohibiting future stock option grants to certain executive officers as an improper subject for action by shareowners of New York corporation unless it was revised); and *Phelps Dodge Corporation* (avail. Dec. 12, 2003) (permitting the company to exclude a proposal mandating that it cease making charitable contributions as an improper subject for action by shareowners of New York corporation unless it was revised).

For purposes of this letter, as a member in good standing admitted to practice before courts in the State of New York, I am of the opinion that the Proposal is not a proper subject for action by GE's shareowners under the laws of the State of New York. Therefore, we believe that the Proposal is excludable from GE's 2005 Proxy Materials under Rule 14a-8(i)(1) because, unless the Proponent revises the Proposal, it would require GE to stop expending any funds for advertising on any TV or radio station or newspaper that "carries any statement advocating firearm control legislation," leaving no discretion or authority in the matter to GE's Board of Directors.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2005 Proxy Materials, or, alternatively, if exclusion is not deemed appropriate, to require the Proponent to revise the Proposal as requested above. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller EAI

ROM/eai
Enclosure

cc: Thomas J. Kim, General Electric Company
David Caplan

70297160_6.DOC

EXHIBIT A

[redacted]

DAVID I. CAPLAN
247 SE 3RD AVENUE
DELRAY BEACH FL 33484
TEL.: 561-330-3269

May 21, 2004

RECEIVED
MAY 27 2004
B. W. HEINEMAN, JR

Benjamin W. Heineman, Jr.,
Secretary, General Electric Company
Fairfield CT 06828

Dear Mr. Heineman,

Re: Shareholder Proposal for Inclusion in the GE Proxy Materials for the 2005 Annual Meeting of Shareholders

Enclosed is my proposal together with supporting statement, for inclusion in the GE proxy materials for the forthcoming 2005 annual meeting of shareholders.

Also enclosed is a letter dated May 12, 2004, on Smith Barney letterhead signed by my stock broker, Sean G. Davis, indicating my continuous ownership, held in my Smith Barney Account, of GE shares worth more than $2,000.00 for more than a year previous to date. Also enclosed is a history of my GE stock transactions, further showing this continuous ownership of GE shares. Please be advised that I intend to continue this ownership of GE shares through the date of the 2005 GE annual meeting.

In accordance with SEC rules and regulations, please inform whether or not the proposal and supporting statement failed to comply with any of the SEC requirements, and if any such requirement was not satisfied, then how.

Sincerely,
DCaplan
David I. Caplan

To: GE
From: David Caplan, Shareholder
Date: May 21, 2004

RE: Shareholder David Caplan's Proxy Proposal and Supporting Statement

Resolved: No funds shall be expended by GE for advertising in any TV or radio station or newspaper, brought to GE's attention, that carries any statement advocating firearm control legislation.

Shareholder's Supporting Statement

Firearm control laws disable the public from defending itself. Sudden unforeseen catastrophes like "9/11" exacerbate the problem: the police are then called away to rush to the scene, whereby the general public is deprived of police protection. Even under the best of circumstances, the police cannot be everywhere at once to respond to your emergency needs in time.

The U.S. Supreme Court has repeatedly declared that, from ancient times to the present, the militia comprises "all citizens capable of bearing arms" — ordinary personal arms. Today these arms include all modern functional equivalents of the firearms that colonial citizens were expected to keep — particularly firearms suitable to defend home and family. Just as constitutionally protected speech and press do not include child pornography or terrorism threats, constitutionally protected arms do not include stinger missiles or nuclear devices.

Increasingly many scholars and appellate courts have concluded that the Second Amendment in the federal Bill of Rights guarantees the right of private citizens of good moral character to keep ordinary personal firearms — whether or not the citizen is actually enrolled in any governmentally sponsored militia organization. Notably, these scholars include Al Gore's lawyer, endowed Harvard Law Professor Laurence Tribe.

The Second Amendment's opening phrase "well regulated militia" indicates that unless the private individual citizen has the absolute right to keep unregistered ordinary personal firearms at home, the militia would not be properly regulated by the "the people." Firearms registration facilitates confiscation, thereby destroying the people's right.

In August 1935 the Gestapo confiscated the membership lists of all Jewish organizations, to compile a comprehensive list of German Jews. Four months later, the Gestapo forbade Jews from having licenses to own firearms.

During political emergencies — such as the kind that many feared that during the 1970's Nixon-Watergate episode — private possession of ordinary personal firearms plays an essential role. It enables the armed populace quickly to join and supplement the effectiveness of the National Guard, directed by the State governments, to restore the Constitution more efficiently.

In Federalist Papers Nos. 26, 28, 29, 33, 60 and 84, Alexander Hamilton and James Madison explicitly recognized the vital function of an armed populace to deter tyranny, as well as to restore the Constitution in case of usurpation or tyranny. The Founders based this political check and restorative role of an armed populace directly upon Clause 61 of Magna Carta (1215), the backbone of our Constitution and the rule of law.

No matter how you emotionally feel about firearms and firearms control or prohibition laws, these laws teach the enemies of other constitutional rights a dangerous procedure for similarly gradually weakening and ultimately destroying other cherished rights.

Firearms, much more often than not, save lives; criminals do not register their guns.

Accordingly, proponent urges you to vote **FOR** the proposal.

SMITH BARNEY
citigroup

Sean Davis
Vice President - Investments
Tel 973 236 3500

May 12, 2004

Mr. David Caplan
247 S.E. 3rd Avenue
Delray Beach, Florida 33483-4511

[redacted]

Dear Mr. Caplan,

This letter shall confirm that you hold as of today, 125 shares of General Electric Stock, cusip# 369604103 in the above referenced account. These shares were purchased on March 11, 2003 and have been held in your Smith Barney account since purchase.

Sincerely,

SEAN G. DAVIS

Citigroup Global Markets Inc. 400 Campus Drive Florham Park, NJ 07932 Fax 973 236 3601 Toll-free 800 526 9075

UNREALIZED GAIN/LOSS DETAILS AS OF 05/11/04 SMITH BARNEY [redacted]

CAPLAN DAVID FC: SEAN G. DAVIS

Please note, this material is being prepared for informational purposes only and should not be used for tax preparation without the assistance of your tax advisor.

Amount	Description	Date Acquired	Cost/ Adjusted Cost	Share Cost/ Adj Share Cost	Current Share Price	Current Value	Unrealized G/L Original/Adjusted	Ordinary Income/ Capital Gain/(Loss)
125	GENERAL ELECTRIC CO	03/11/03	3,012.05	23.410	30.250	3,781.25	769.20 LT	.00
								769.20
[redacted]								
TOTAL			[redacted]			[redacted]	[redacted]	.00
							[redacted]	[redacted]

The above summary/prices/statistics have been obtained from sources believed reliable but are not necessarily complete and cannot be guaranteed. Only those securities that are tracked by our Gain/Loss system appear on this summary. Money funds, cash, direct investments, insurance/annuities, and commodity funds are not included. This information is being provided at your request and does not replace or supersede your monthly customer statement. Market values are calculated as of the close of business and are subject to daily market fluctuation. Gain/loss statement allocates trades using FIFO(first in-first out)method. Day traders should therefore, not rely on this for the day trading results.

Thomas J. Kim
Corporate and Securities Counsel

General Electric Company
3135 Easton Turnpike, Fairfield, CT 06828
Phone: 203-373-2663 Fax: 203-373-3079
Dial Comm: 8*229-2663 Fax: 8*229-3079
e-mail: tom.kim@corporate.ge.com

June 15, 2004

By U.S. Mail

Mr. David I. Caplan
247 SE 3rd Avenue
Delray Beach, FL 33484

Re: Shareowner Proposal

Dear Mr. Caplan:

We are in receipt of your shareowner proposal, which you have proposed for inclusion in General Electric Company's 2005 Proxy Statement.

We will not review or consider any shareowner proposals for inclusion in the 2005 Proxy Statement until the deadline for submitting shareowner proposals has passed, which is November 9, 2004.

Thank you.

Very truly yours,

Thomas J. Kim

AMERICAN VETERANS AMVETS

From The Desk Of
David I Caplan

May 24, 2004

Dear Mr Heineman -

Sorry that I forgot to enclose earlier the enclosed proof of my continuous GE stock ownership along with my stockholder's proxy proposal dated May 21, 2004; so here it is.

Sincerely,
DIaplan

DIVERSITY
Mr. David I. Caplan
247 SE 3rd Ave.
Delray Beach, FL 33483

"Veterans Serving Veterans"

Benjamin W. Heineman, Jr.
Secretary, General Electric Company
FAIRFIELD CT 06828

7002 2410 0000 4089 7060

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33444
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PALM BEACH ... PM MAY 2004

37 USA

Mr. David I. Caplan
247 SE 3rd Ave.
Delray Beach, FL 33483

DIVERSITY

DAVID CAPLAN
247 SE 3rd Ave.
Delray Beach, FL
33483

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UNITED STATES POSTAGE
MAGNA CARTA 1215

Benjamin W. Heineman, Jr.,
Secretary, General Electric

To: **VIA CERTIFIED MAIL**
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Date: December 17, 2004

To: **VIA CERTIFIED MAIL**
Ronald O. Mueller, Esq
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue N.W.
Washington D.C. 20036-5306

From:
David I. Caplan
247 SE 3rd Avenue
Delray Beach FL 33483
Tel. 561-330-3269

Re: GE Shareholder proposal No-Action Request, dated December 10, 2004

Ladies and Gentlemen:

In response to the letter from the above Ronald O. Mueller, Esq., dated December 10, 2004, addressed to the Securities and Exchange Commission regarding the above matter; and in response to the (covering) letter from said Mr. Mueller addressed to me also dated December 10, 2004, please be advised that I hereby seek to amend my GE shareholder proposal to read as follows (the supporting statement to remain unchanged):

> **Resolved: The shareholders request that whenever GE is presented evidence, by anyone owning at least $2,000 of GE shares continuously within one year prior to such presentation, of the fact that any TV or radio station or print medium has carried one or more advertisements or editorials advocating firearm control legislation within two years prior to the presentation, then GE shall not advertise on said TV or radio station or print medium for two years subsequent to such presentation; and GE shall have the sole discretion and final judgment in determining whether the advertisement(s) or editorial(s) had actually advocated firearm control legislation.**

Kindly note the correct zip code — 33483 — in my address; Mr. Mueller's above-mentioned December 10 letter to me carried the wrong zip code.

Attached:
Letter dated December 10, 2004, from Ronald O. Mueller, Esq., to David I. Caplan.
GE Shareholder Proposal No-Action Request, dated December 10, 2004.

COPY

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

Received by DCaplan
Tuesday, December 14, 2004

December 10, 2004

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
32016-00092

VIA UPS OVERNIGHT DELIVERY

Mr. David I. Caplan
247 SE 3rd Avenue
Delray Beach, FL 33484

Re: *GE Shareholder Proposal No-Action Request*

Dear GE Shareowner:

Attached please find a no-action request filed today at the U.S. Securities and Exchange Commission with respect to the shareowner proposal that you submitted for consideration at General Electric Company's 2005 Annual Meeting of Shareowners.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

cc: Thomas J. Kim, General Electric Company

70303845_1.DOC

COPY

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

Received by D Caplan
Tuesday, December 14, 2004

December 10, 2004

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of David Caplan*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a shareowner proposal and a statement in support thereof (the "Proposal") received from David Caplan (the "Proponent"). The Proposal states: "Resolved: No funds shall be expended by GE for advertising in any TV or radio station or newspaper, brought to GE's attention, that carries any statement advocating firearm control legislation." The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from the 2005 Proxy Materials on the bases set forth below, and we respectfully request that the Staff concur in our view that:

I. **The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with matters relating to GE's ordinary business operations;**

II. **The Proposal is vague and indefinite and thus is excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6); and**

III. **The Proposal is excludable or should be revised under Rule 14a-8(i)(1) as the proposal is not a proper subject for action by shareowners under the laws of New York.**

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing him of GE's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2005 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to GE only.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(7) Because the Proposal Deals With Matters Related to GE's Ordinary Business Operations.

Under Rule 14a-8(i)(7), a company may omit a shareowner proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The Staff has issued no-action relief under Rule 14a-8(i)(7) (and its predecessor Rule 14a-8(c)(7)) with respect to numerous proposals relating to the manner in which companies advertise and market their products. Consistent with these previous Staff decisions, we believe that the Proposal may be omitted from GE's 2005 Proxy Materials pursuant to Rule 14a-8(i)(7) because it proposes to restrict the TV stations, radio stations and newspapers where GE can advertise and market its products.

As explained by the Commission in 1998, the ordinary business exclusion under Rule 14a-8(i)(7) is premised, in part, on the idea that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Exchange Act Release No. 40,018 (avail. May 21, 1998). GE's advertising and marketing decisions result from a complex process that considers business objectives, target audiences, competitors' products and marketing efforts and creative matters. These decisions are predicated on GE's knowledge and understanding of the marketplace and consumer and market research regarding that marketplace. Moreover, this type of information generally is not available to shareowners. Accordingly, these advertising decisions cannot, "as a practical matter, be subject to direct shareholder oversight." *Id.*

Consistent with this view, the Staff has concurred that shareowner proposals seeking to regulate the manner in which a company advertises its products are excludable because they implicate ordinary business matters. For example, in *Hershey Foods Corporation* (avail. Dec. 27, 1989), the proponent requested that the company direct its advertising agency to discontinue advertising the company's products on MTV following the company's sponsorship

of an allegedly sexually explicit video. The Staff concurred that this proposal was excludable under the predecessor to Rule 14a-8(i)(7) as the proposal related to the company's ordinary business operations. *See also General Mills, Inc.* (avail. July 14, 1992) (granting no-action relief for a proposal prohibiting the company from advertising its products on television programs that are insulting to any racial, ethnic or religious group); and *General Mills, Inc.* (avail. June 20, 1990) (granting no-action relief for a proposal prohibiting the company from advertising the company's products on programs that encourage homosexuality or pornography).

As with the letters discussed above, this Proposal would prevent GE from advertising its products and services in a medium that includes statements advocating a particular position on a social issue. Specifically, the Proposal would prevent GE from advertising on any television station, on any radio station or in any newspaper that "carries any statement advocating firearm control legislation." However, the letters discussed above demonstrate that the Staff consistently has concurred that proposals seeking to limit a company's advertising to mediums that advocate certain social positions implicate the "ordinary business" exclusion.

More generally, the Staff has also consistently concurred that proposals relating to the nature of a company's advertising, marketing and promotions concern the ordinary course of business operations and are excludable under Rule 14a-8(i)(7). Thus, the Staff has permitted proposals seeking to regulate advertising to be excluded under Rule 14a-8(i)(7). For example, in *Exelon Corporation* (avail. Feb. 18, 2003) the Staff concurred that a proposal requesting that "all shareholders have a vote for any future promotions" implicated the company's ordinary business operations. *See also CBRL Group, Inc.* (avail. Aug. 28, 2001) (proposal requesting that the board of directors acquire a song and music to use in advertising the company's products); *J.C. Penney Co., Inc.* (avail. Mar. 30, 2000) (proposal to regulate content of company advertising); *The Quaker Oats Company* (avail. Mar. 16, 1999) (proposal requesting the formation of an employee committee to review advertising for content that "demeans or slanders any people based on race, ethnicity or religion"); and *Kellogg Company* (avail. Feb. 3, 1989) (proposal seeking to dictate the manner in which a company advertises its products).

Each of these no-action letters makes clear that proposals that attempt to regulate the manner or method of a company's advertising are excludable because they relate to a company's ordinary business operations. Similar to these letters, this Proposal would clearly restrict the manner and method of GE's advertising by limiting the medium in which GE would be permitted to advertise. Accordingly, because the Proposal seeks to dictate the manner in which GE advertises its products and services, the Proposal may be excluded under Rule 14a-8(i)(7) as dealing with GE's ordinary business operations.

II. The Proposal is Vague and Indefinite and Thus Is Excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Rule 14a-8(i)(3) allows the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations

(including Rule 14a-9). We believe that the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements. In addition, we believe that the Proposal is excludable under Rule 14a-8(i)(6) because GE is unable to determine what actions would be required by the Proposal and, thus, lacks the power to implement the Proposal.

The Staff has consistently taken the position that vague and indefinite shareowner proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonably certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

The Proposal is inherently vague and misleading in three respects. First, it is unclear what standard is intended by the reference to any "TV or radio station or newspaper, brought to GE's attention, that carries any statement advocating firearm control legislation." For example, as GE reported in its Form 10-K for the fiscal year ended December 31, 2003, GE and its consolidated affiliates employed 305,000 persons worldwide. It is unclear whether any such "TV or radio station or newspaper" would be "brought to GE's attention," as contemplated by the Proposal, if any of these 305,000 employees learned of it. Moreover, it is unclear whether this phrase suggests that GE would have an obligation to research whether any "TV or radio station or newspaper" where GE intended to advertise had ever carried such a statement. Second, the Proposal's reference to "any statement advocating firearms control legislation" is similarly vague and indefinite. The Proposal would place GE in the position of determining (a) whether a statement "advocated" for such legislation, and (b) whether certain legislation could be viewed as supporting "firearms control." Finally, it is unclear whether the Proposal's use of the word "carries" suggests that the Proposal applies only to television stations, radio stations and newspapers that carry such advertising at the same time GE intends to also advertise or instead if those mediums have ever carried such advertisements.

The supporting statements in the Proposal fail to clarify these material ambiguities. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the shareholders at large to comprehend precisely what the proposal would entail."). As a result of these vague and indefinite provisions in the Proposal, the Proposal is excludable under Rule 14a-8(i)(3).

The Proposal also may be properly excluded pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992). Because it would be impossible for GE to determine what action should be taken under the Proposal, the Proposal also may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(6).

III. The Proposal May Be Excluded or Should Be Revised under Rule 14a-8(i)(1) Because the Proposal Is Not a Proper Subject for Action by Shareowners under the Laws of the State of New York.

We believe that GE may exclude the Proposal under Rule 14a-8(i)(1) because, unless the Proponent revises the Proposal, the Proposal is not a proper subject for action by shareowners under the laws of New York, the jurisdiction of GE's incorporation. The Proposal is phrased in mandatory rather than precatory language, and would therefore require GE to take certain actions. Specifically, the Proposal states, "[n]o funds shall be expended by GE for advertising in any TV or radio station or newspaper, brought to GE's attention, that carries any statement advocating firearm control legislation." Accordingly, the Proposal would require GE to perform specific actions, leaving no discretion in the matter to GE's Board of Directors.

Section 701 of the New York Business Corporation Law provides that, in the absence of a specific provision in a company's certificate of incorporation giving the power directly to the shareowners, a New York corporation's business and affairs are to be managed under the direction of its board of directors. Neither GE's Certificate of Incorporation nor By-Laws contains such a provision.

The note to paragraph (i)(1) under Rule 14a-8(i)(1) states, in pertinent part, that, "[d]epending upon the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." In addition, Staff Legal Bulletin No. 14 ("SLB No. 14") (avail. July 13, 2001) states: "[w]hen drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)."

The Staff has consistently concurred that a shareowner proposal mandating or directing a company's board of directors to take certain action is inconsistent with the authority granted to a board of directors under state law and violative of Rule 14a-8(i)(1) unless amended by the proponent to make them precatory. *See, e.g., Phillips Petroleum Co.* (avail. Mar. 13, 2002) (stating that a shareowner proposal requiring a formula limiting increases in certain executives' salaries may be omitted from the company's proxy material under Rule 14a-8(i)(1). The Staff

also previously has agreed that mandatory proposals contradict the authority vested in directors under the New York Business Corporation Law. *See, e.g., International Paper* (avail. Mar. 1, 2004) (permitting the company to exclude a proposal prohibiting future stock option grants to certain executive officers as an improper subject for action by shareowners of New York corporation unless it was revised); and *Phelps Dodge Corporation* (avail. Dec. 12, 2003) (permitting the company to exclude a proposal mandating that it cease making charitable contributions as an improper subject for action by shareowners of New York corporation unless it was revised).

For purposes of this letter, as a member in good standing admitted to practice before courts in the State of New York, I am of the opinion that the Proposal is not a proper subject for action by GE's shareowners under the laws of the State of New York. Therefore, we believe that the Proposal is excludable from GE's 2005 Proxy Materials under Rule 14a-8(i)(1) because, unless the Proponent revises the Proposal, it would require GE to stop expending any funds for advertising on any TV or radio station or newspaper that "carries any statement advocating firearm control legislation," leaving no discretion or authority in the matter to GE's Board of Directors.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2005 Proxy Materials, or, alternatively, if exclusion is not deemed appropriate, to require the Proponent to revise the Proposal as requested above. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller EAI

ROM/eai
Enclosure

cc: Thomas J. Kim, General Electric Company
David Caplan

70297160_6.DOC

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 18, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 10, 2004

The proposal provides that GE shall not expend funds for advertising in any TV or radio station or newspaper, brought to GE's attention, that carries any statement advocating firearm control legislation.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations (i.e., the manner in which a company advertises its products). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which GE relies.

Sincerely,

Sara D. Kalin

Sara D. Kalin
Attorney-Advisor